SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Number 0-24091
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR
     For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended: ____________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION

Full name of registrant:Tweeter Home Entertainment Group, Inc.
Former name if applicable:

Address of principal executive office (Street and number):	40 Pequot Way
Canton, MA 02021
PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The registrant is unable to file timely its Annual Report on Form 10-Q because its interim financial statements for the period ended March 31, 2007 are not yet finalized. The registrant believes that it will be in a position to be able to file its Quarterly Report on Form 10-Q on or before the extend deadline of May 15, 2007.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
Gregory Hunt (781) 830-3000
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒   Yes     ☐   No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes     ☐   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As part of our normal review processes our finance team recognized an error in the accounting for our deferred compensation plan. In prior periods we had tracked the plan’s assets along with the liability to the plan participants but we did not record these amounts in our financial statements as they essentially netted to zero. In accordance with deferred compensation accounting literature, we should have presented these items separately, or “grossed up” on our balance sheets and recorded gains or losses on the invested assets as other income/expense, offset by an equal amount of compensation expense, on our statements of operations. We believe that the quantitative impact of this error on our prior financial statements is immaterial. Nevertheless, we plan to amend our Form 10-K for the year ended September 30, 2006 and our Form 10-Q for the period ended December 31, 2006 as soon as is practicable to reflect a restatement of the financial statements included in those filings to correct this error.

Tweeter Home Entertainment Group, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/Gregory Hunt
Name: Gregory Hunt
Dated: May 10, 2007		Title: Chief Financial Officer